EXHIBIT 3

Management’s Discussion and Analysis of Results of Operations and Financial Condition
(in US dollars)
May 18, 2007

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto for the year ended March 31, 2007 prepared in accordance with accounting principles generally accepted in the United States of America.

Consolidated review
FirstService Corporation (the “Company” or “FirstService”) generated strong operating results in fiscal 2007, with revenue growth of 27% and growth in adjusted diluted earnings per share from continuing operations1 of 36%.

We completed thirteen business acquisitions during the year. The aggregate purchase price for these acquisitions was $66.8 million, funded from cash on hand. The most significant acquisitions occurred in the Commercial Real Estate Services segment, where we added five businesses in the United States, Australia and Canada providing real estate brokerage, mortgage brokerage, valuation, consulting and advisory services. The balance of the acquisitions were completed in the Residential Property Management and Property Improvement Services segments.

On April 18, 2007, we acquired an 80% interest in a residential property management firm based in Orange County, California. This acquisition significantly enhances the geographic scope of our residential property management operations and is expected to provide significant opportunities for us to introduce additional complimentary services. The purchase price of $29.6 million was funded from cash on hand.

On May 16, 2007, we updated our financial outlook for fiscal 2008. The updated outlook is for revenues of $1.525 to $1.625 billion, EBITDA1 of $137 to $147 million, and adjusted diluted earnings per share of $1.48 to $1.60.

1 Adjusted diluted earnings per share from continuing operations is defined as diluted net earnings per share from continuing operations plus the effect, after income taxes, of (i) the amortization of short-lived intangible assets acquired in connection with recent commercial real estate services acquisitions and (ii) the impairment loss on available-for-sale securities. The Company believes this measure is useful because (i) it isolates the impact of material non-recurring acquisition-related amortization expense and (ii) it eliminates the effect of a non-cash impairment of securities obtained in connection with the disposal of a business. This is not a recognized measure of financial performance under generally accepted accounting principles (“GAAP”) in the United States of America, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. The Company’s method of calculating this measure may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation appears below.

(in US$)	Year ended March 31
	2007	2006	2005
Diluted net earnings per share from continuing operations	$1.14	$0.87	$0.49
Amortization of brokerage backlog, net of taxes	0.15	0.14	0.18
Impairment loss on available-for-sale securities, net of taxes	0.08	-	-
Adjusted diluted net earnings per share from continuing operations	$1.37	$1.01	$0.67

2    EBITDA is defined as net earnings before extraordinary items, discontinued operations, minority interest share of earnings, income taxes, interest, other income, depreciation and amortization, and stock-based compensation expense. The Company uses EBITDA to evaluate operating performance. EBITDA is an integral part of the Company’s planning and reporting systems. Additionally, the Company uses multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets. The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations. The Company believes EBITDA is a financial metric used by many investors to compare companies,

        On March 17, 2006, we completed the divestiture of Resolve Corporation (“Resolve”), our Business Services operation, through the initial public offering (“IPO”) of trust units by Resolve Business Outsourcing Income Fund (the “RBO Fund”). Proceeds from the sale were $110.5 million of cash and a 7.3% retained interest in RBO Fund initially valued at $20.4 million. Resolve is classified as a discontinued operation for all periods presented. As at March 31, 2007 we continued to hold our retained interest in RBO Fund, and we recorded an impairment loss of $3.1 million ($2.6 million net of income taxes). We believe the 15% decline in the market price of RBO Fund units since the time of the IPO was primarily attributable to changes in the taxation of income trusts announced by the Minister of Finance (Canada) in October 2006.

Results of operations - year ended March 31, 2007
FirstService reported revenues from continuing operations of $1.36 billion for the year ended March 31, 2007, an increase of 27% relative to the prior year. The increase was comprised of internal growth of 13%, acquisitions of 13% and the impact of foreign exchange of 1%.

Operating earnings increased 27% relative to the prior year, to $83.0 million. EBITDA increased 33% to $121.4 million. The gap between operating earnings growth relative to revenue and EBITDA growth is primarily the result of (i) an increase in stock-based compensation expense and (ii) the rapid amortization of brokerage backlog intangibles related to recent acquisitions in Commercial Real Estate Services, which has a significant impact on the first year after acquisition.

Depreciation and amortization expense was $31.6 million relative to $23.6 million in the prior year. With regard to the recent commercial real estate services acquisitions, we recorded a short-lived intangible asset relating to the backlog of pending brokerage transactions that existed at the acquisition dates. The intangible is being amortized to coincide with the expected completion dates of the underlying brokerage transactions. As of March 31, 2007, the net book value of unamortized backlog was $1.2 million. The balance of the increase in depreciation and amortization is the result of amortization of other intangible assets recognized upon acquisitions during the past two years, as well as increases in fixed assets resulting from capital expenditures and acquisitions.

Interest expense increased to $16.8 million from $13.1 million in the prior year. Our weighted average interest rate increased to 6.9% versus 6.6% in the prior year as substantially all of our debt was at fixed interest rates during the year, versus a mix of fixed and floating in the prior year. The $6.9 million of interest income earned during the year was attributable to surplus cash on hand, including the $110.5 million received upon the sale of Resolve.

Other income for fiscal 2007 primarily includes distributions received on our investment in RBO Fund and earnings from investments accounted for under the equity method in commercial real estate services.

especially in the services industry, on the basis of operating results and the ability to incur and service debt. EBITDA is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP. The Company’s method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers. A reconciliation appears below.

(in thousands of US$)	Year ended March 31
	2007	2006	2005
Operating earnings	$82,988	$65,226	$35,306
Depreciation and amortization	31,587	23,578	21,107
	114,575	88,804	56,413
Stock-based compensation expense	6,781	2,591	1,688
EBITDA	$121,356	$91,395	$58,101

Our consolidated income tax rate for fiscal 2007 was 29% versus 30% in the prior year. The current year’s tax rate reflected the continuing benefit of cross-border financing structures first implemented in fiscal 2000. The Minister of Finance (Canada) recently proposed measures to curtail the tax benefits of cross-border financing structures in future years, after a transition period. Should these measures become law, our income tax expense after the transition period could rise materially. We also realized the benefit of a $1.8 million reduction in tax liability during the year related to resolution of tax matters from prior years.

Net earnings from continuing operations were $36.7 million, an increase of 31% relative to fiscal 2006. All of the Company’s continuing operations contributed to the increase in net earnings.

The Commercial Real Estate Services segment reported revenues of $608.1 million during fiscal 2007, up 39% relative to $438.4 million in the prior year. Internal growth was 13%, foreign exchange contributed 1% and the balance of growth was the result of acquisitions completed during the past two years. EBITDA was $47.7 million, at a margin of 7.8%, versus the prior year’s EBITDA of $36.5 million at a margin of 8.3%.

In Residential Property Management, revenues increased 22% to $423.8 million. After considering the 6% impact of acquisitions, internal growth was 16% and was attributable to significant property management contract wins and an increase in ancillary service revenues. Residential Property Management reported EBITDA of $40.3 million or 9.5% of revenues, up from $31.4 million or 9.1% of revenues in the prior year. The increase in margin was primarily the result of operating leverage.

The Property Improvement Services operations reported revenues of $150.8 million, an increase of 12% versus the prior year. Of the increase, 9% was attributable to internal growth, 2% to acquisitions and 1% to foreign exchange. Internal growth was led by increases in royalty revenues at our major franchise systems. EBITDA for the year was $30.6 million, 19% higher than the prior year, and the EBITDA margin increased 110 basis points to 20.3%. The margin increase was attributable to California Closets and Paul Davis Restoration, where revenue growth was coupled with reduced expenses.

Integrated Security Services revenues were $176.5 million, an increase of 18% relative to the prior year, which was attributable to internal growth of 15% in US and Canadian systems installation revenues and foreign exchange of 3%. Segment EBITDA was $10.6 million, or 6.0% of revenues, a 90 basis point improvement relative to the prior year. The margin increase was attributable to significant improvements in realized gross margins on US systems projects.

Corporate costs rose to $14.6 million from $12.5 million in fiscal 2006. Professional fees and performance-based incentive compensation were higher than the previous year. Also included in Corporate is $1.9 million in non-cash stock option expense, an increase of $0.5 million relative to the prior year.

Results of operations - year ended March 31, 2006
FirstService reported revenues from continuing operations of $1.07 billion for the year ended March 31, 2006, an increase of 64% relative to the prior year. The increase was comprised of internal growth of 18%, acquisitions of 44% and the impact of foreign exchange of 2%.

Operating earnings increased 85% relative to the prior year, to $65.2 million. EBITDA increased 57% to $91.4 million. The gap between operating earnings growth relative to revenue and EBITDA growth is primarily the result of rapid amortization of brokerage backlog intangibles related to recent acquisitions in commercial real estate services, which have a significant impact on the first year after acquisition.

Depreciation and amortization expense was $23.6 million relative to $21.1 million in the prior year. With regard to the recent commercial real estate services acquisitions, we recorded a short-lived intangible asset relating to the backlog of pending brokerage transactions that existed at the acquisition dates. The intangible is amortized to coincide with the expected completion dates of the underlying brokerage transactions. The balance of the increase in depreciation and amortization was the result of amortization of other intangible assets recognized upon acquisitions during the past two years, as well as increases in fixed assets resulting from capital expenditures and acquisitions.

Interest expense increased to $13.1 million from $7.2 million in the prior year. Our weighted average interest rate increased to approximately 6.6% versus 6.2% in the prior year as we modified our predominately floating rate structure to fixed interest rates during the year. The issuance of $100 million of 5.44% Senior Notes at the beginning of the fiscal year had a downward impact on the weighted average interest rate, but increased the average debt outstanding.

Other income for fiscal 2006 includes a $2.2 million pre-tax gain on the sale of two non-strategic subsidiaries. These operations generated revenues of approximately $4.5 million during the twelve months prior to sale. Also in other income was $1.3 million of earnings from investments accounted for under the equity method, primarily in commercial real estate services.

Our consolidated income tax rate for fiscal 2006 was 30%. The prior year’s tax rate was 25%, and reflected the benefit of a $1.1 million reduction in tax liability related to resolution of tax matters from prior years. We continue to benefit from the cross-border tax structures first implemented in fiscal 2000.

Net earnings from continuing operations was $28.0 million, an increase of 82% relative to fiscal 2005. All of the Company’s continuing operations contributed to the increase in net earnings.

Discontinued operations reported after-tax net earnings of $5.6 million, representing the earnings of Resolve for the 11.5 month period it was owned by us during fiscal 2006. The earnings for fiscal 2005 were $6.6 million and included a gain on the settlement of a long term contract by Resolve during the fourth quarter of that fiscal year. We received proceeds of $137.4 million on the sale of Resolve, comprised of $117.0 million of cash and a 7.3% retained interest in the RBO Fund valued at $20.4 million, resulting in a $35.8 million net gain on disposal, after taxes of $8.3 million. As at March 31, 2006, we had an unrealized loss, net of income taxes, of $1.5 million with regard to our investment in RBO Fund which was recorded in cumulative other comprehensive earnings.

The Commercial Real Estate Services segment reported revenues of $438.4 million during fiscal 2006, relative to $120.5 million in the prior year. Internal growth was 24%, foreign exchange contributed 2% and the balance of growth was the result of acquisitions completed during the past two years. EBITDA was $36.5 million, at a margin of 8.3%, versus the prior year’s EBITDA of $11.1 million at a margin of 9.2%. The higher margin in the prior year period reflected four months of operations which included the seasonal peak month of December, while the fiscal 2006 results reflect a full year of operations.

In Residential Property Management, revenues increased 26% to $346.1 million. After considering the 3% impact of acquisitions, internal growth was 23% and was attributable to significant property management contract wins, particularly in South Florida, and an increase in ancillary service revenues. Residential Property Management reported EBITDA of $31.4 million or 9.1% of revenues, up from $24.1 million or 8.8% of revenues in the prior year. The increase in margin is the result of an increase in higher margin ancillary services and operating leverage. The margins of both years were favorably impacted by productivity gains resulting from grounds maintenance and cleanup work in the aftermath of hurricanes in August through October of each year.

The Property Improvement Services operations reported revenues of $134.1 million, an increase of 20% versus the prior year. Of the increase, 14% was attributable to internal growth, 5% to acquisitions and 1% to foreign exchange. EBITDA for the year was $25.8 million, 30% higher than the prior year, and the EBITDA margin increased 140 basis points to 19.2%. Solid results were generated at all of our major franchise systems, including California Closets, Paul Davis Restoration, Pillar to Post Home Inspections, CertaPro Painters, and College Pro Painters.

Integrated Security Services revenues were $149.1 million, an increase of 4% relative to the prior year, which was attributable to foreign exchange on Canadian operations. Segment EBITDA was $7.7 million, or 5.1% of revenues, a 190 basis point decline relative to the prior year. The change in margin was the result of lower gross margins on systems installations in certain markets as a result of competitive pricing pressure, delays in the startup of several large projects and costs incurred to open new branch offices.

Corporate costs rose to $12.5 million from $9.0 million in fiscal 2005. Professional fees were significantly higher than the previous year. In addition, the Company recorded $1.4 million of stock option expense during the year, an increase of $0.8 million relative to the prior year.

Stock-based compensation expense
One of our key operating principles is for senior management to have a significant long-term equity stake in the businesses they operate. The equity owned by senior management takes the form of stock, stock options or stock value appreciation plans, the latter two of which require the recognition of compensation expense under GAAP. The amount of expense recognized with respect to Company stock options is determined by allocating the grant-date fair value of each option over the expected term of the option. The amount of expense recognized with respect to subsidiary stock options and subsidiary stock value appreciation plans is re-measured quarterly and is directly related to the fair value of the respective subsidiaries’ shares. The following table sets out the annual expense related to stock-based compensation.

(in thousands of US$) Year ended March 31	2007	2006	2005	2004	2003
Stock option expense - Company	$1,916	$1,380	$622	$322	$-
Stock option expense - subsidiaries	1,791	552	177	-	-
Stock value appreciation plans	3,074	659	889	-	-
Total stock-based compensation expense	$6,781	$2,591	$1,688	$322	$-

Selected annual information - last five fiscal years
(in thousands of US$, except per share amounts)

Year ended March 31	2007	2006	2005	2004	2003
OPERATIONS
Revenues	$1,359,686	$1,068,134	$651,376	$441,333	$382,302
Operating earnings	82,988	65,226	35,306	27,633	23,278
Net earnings from continuing operations	36,687	28,034	15,390	14,649	11,446

Net (loss) earnings from discontinued operations	(471)	41,463	7,817	4,375	6,994
Net earnings	34,863	69,497	23,207	19,024	18,440
FINANCIAL POSITION
Total assets	$816,998	$711,004	$626,728	$437,553	$389,031
Long-term debt	235,149	248,686	220,015	163,888	164,919
Shareholders’ equity	264,875	237,752	185,871	155,101	123,406
Book value per share	8.85	7.91	6.15	5.26	4.36
OTHER DATA
EBITDA	$121,356	$91,395	$58,101	$36,541	$30,815
Diluted earnings per share from continuing operations adjusted for brokerage backlog amortization and impairment loss on available-for- sale securities	1.37	1.01	0.67	0.50	0.40
SHARE DATA
Net earnings per share
Basic
Continuing operations	$1.23	$0.93	$0.52	$0.51	$0.41
Discontinued operations	(0.02)	1.37	0.26	0.16	0.25
Cumulative effect adjustment	(0.04)	-	-	-	-
	1.17	2.30	0.78	0.67	0.66
Diluted
Continuing operations	1.14	0.87	0.49	0.50	0.40
Discontinued operations	(0.02)	1.34	0.25	0.15	0.24
Cumulative effect adjustment	(0.04)	-	-	-	-
	1.08	2.21	0.74	0.65	0.64
Weighted average shares (thousands)
Basic	29,903	30,171	29,777	28,570	27,842
Diluted	30,354	30,896	30,467	29,192	28,995
Cash dividends per share	-	-	-	-	-

Seasonality and quarterly fluctuations
Certain segments of the Company’s operations are subject to seasonal variations. The demand for exterior painting (Property Improvement Services segment) and swimming pool management in the northern United States and Canada (Residential Property Management segment) is highest during late spring, summer and early fall and very low during winter. These operations generate most of their annual revenues and earnings between April and September and comprise approximately 6% of consolidated revenues.

The Commercial Real Estate Services segment generates peak revenues and earnings in the month of December followed by a low in January to March as a result of the timing of closings on commercial real estate brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These brokerage operations comprise approximately 25% of consolidated revenues.

The seasonality of these service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

Quarterly results - fiscal years ended March 31, 2007 and 2006
(in thousands of US$, except per share amounts)

Period	Q1	Q2	Q3	Q4	Year
FISCAL 2007
Revenues	$325,504	$338,681	$374,757	$320,744	$1,359,686
Operating earnings	30,351	24,873	17,504	10,260	82,988
Net earnings from continuing operations	14,133	11,973	7,757	2,824	36,687
Net loss from discontinued operations	-	-	-	(471)	(471)
Net earnings	12,780	11,973	7,757	2,353	34,863
Net earnings per share:
Basic	0.43	0.40	0.26	0.08	1.17
Diluted	0.39	0.38	0.25	0.06	1.08
FISCAL 2006
Revenues	$251,216	$272,320	$296,651	$247,947	$1,068,134
Operating earnings	24,903	24,430	12,930	2,963	65,226
Net earnings from continuing operations	10,964	11,228	5,371	471	28,034
Net earnings from discontinued operations	156	2,564	2,782	35,961	41,463
Net earnings	11,120	13,792	8,153	36,432	69,497
Net earnings per share:
Basic	0.37	0.46	0.27	1.21	2.30
Diluted	0.35	0.44	0.26	1.18	2.21
OTHER DATA
EBITDA - fiscal 2007	$38,301	$32,871	$27,550	$22,634	$121,356
EBITDA - fiscal 2006	29,756	29,157	21,075	11,407	91,395

Liquidity and capital resources
The Company generated cash flow from operating activities, including discontinued operations, of $59.8 million for fiscal 2007. Operating cash flow excluding the effect of discontinued operations, was $60.0 million, up 15% versus the prior year. The modest increase in operating cash flow relative to earnings growth was attributable to investments in working capital, particularly accounts receivable, to support the growth of the Company. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

Net indebtedness as at March 31, 2007 was $136.1 million, versus $80.7 million at March 31, 2006. Net indebtedness is calculated as the current and non-current portions of long-term debt adjusted for interest rate swaps less cash and cash equivalents. The disposal of Resolve in March 2006 was the primary driver for the comparatively low net indebtedness figure as at March 31, 2006. During the year ended March 31, 2007, we invested $66.8 million in business acquisitions using cash on hand, driving the increase in net indebtedness.

We are in compliance with the covenants required of our financing agreements as at March 31, 2007 and, based on our outlook for fiscal 2008, we expect to remain in compliance with such covenants. We had $105.1 million of available revolving credit as of March 31, 2007.

On April 1, 2005, we entered into an amended and restated credit agreement with a syndicate of banks to provide a $110 million committed senior revolving credit facility with a three year term to replace the existing $90 million facility. The amended revolving credit facility bears interest at 1.00% to 2.25% over floating reference rates, depending on the ratio of our net debt to adjusted EBITDA. The covenants remained substantially unchanged relative to the prior credit agreement.

Also on April 1, 2005, we completed a private placement of $100 million of 5.44% Senior Notes with a group of US institutional investors. These Senior Notes have a final maturity of April

1, 2015 with five equal annual principal repayments beginning on April 1, 2011. The proceeds of the private placement were used to fully repay outstanding balances on the revolving credit facility.

During fiscal 2007, we repurchased 697,700 Subordinate Voting Shares for cancellation under our stock repurchase program at a cost of $16.6 million. We purchased an additional 121,400 shares in late March 2007 at a cost of $3.4 million, but since these trades had not settled as of March 31, 2007, they were not recognized in the financial statements.

During the second half of fiscal 2006, we founded Colliers International Mortgage Corp., a commercial mortgage backed securities conduit business (“Colliers Mortgage”) within our Commercial Real Estate Services operations. Colliers Mortgage originates commercial mortgage loans in the $0.5 to $25 million range and then sells pools of these loans to third parties. Under its financing agreements, the Company is permitted to have outstanding a maximum of $30 million of mortgage loans receivable. To facilitate higher loan volumes, we have arranged for third party co-lenders to directly fund 80% or more of each loan. Immediately before selling pools of mortgages, Colliers Mortgage has the option to acquire the co-lenders’ portion of the loans. As of March 31, 2007, we had $13.7 million (2006 - $6.9 million) of mortgage loans receivable and a right to purchase $189.4 million (2006 - $27.5 million) of mortgages from our co-lenders.

As at March 31, 2007, we had interest rate swaps to convert $167.8 million of fixed-rate mortgage loans receivable to floating rates (2006 - $41.5 million) with a fair value of $0.4 million (2006 - $0.1 million). The swaps have maturity dates ranging from December 2011 to March 2017. Because the swaps do not qualify as accounting hedges, changes in the fair value of the swaps are recognized in earnings. Substantially all of the swaps outstanding at March 31, 2007 were settled in April 2007 upon the completion of a securitization.

Capital expenditures for the year were $26.7 million. Significant purchases included an office and warehouse building in Fort Lauderdale, Florida to support our Residential Property Management operations and leasehold improvements at several locations in our Commercial Real Estate Services operations.

When making acquisitions, we generally purchase executive life insurance policies on the principal managers of the acquired businesses. We believe this practice mitigates risk on acquisitions. At March 31, 2007, the Company had 30 such life insurance policies in force.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration totaling $14.8 million as at March 31, 2007 (2006 - $8.6 million). The amount of the contingent consideration is not recorded as a liability unless the outcome of the contingency is resolved and additional consideration is paid or payable. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period. When the contingencies are resolved and additional consideration is payable, we will record the fair value of the additional consideration as additional costs of the acquired businesses.

In certain cases, our subsidiaries have issued options to purchase shares of subsidiaries to operating managers. The subsidiary stock options are accounted for in the same manner as stock options of the Company. In addition, the numerators for our diluted earnings per share calculations are adjusted to account for potential dilution from stock options in subsidiaries. When stock options are exercised, the minority shareholders become party to shareholders’ agreements as described below.

All minority shareholders of our subsidiaries are party to shareholders’ agreements. These agreements allow us to “call” the minority position at fair value determined with the use of a formula price, which is usually equal to a multiple of trailing two-year average earnings. Minority owners may also “put” their interest to the Company at the same price, with certain limitations. The total value of the minority shareholders’ interests, as calculated in accordance with the shareholders’ agreements, was approximately $154 million at March 31, 2007 (2006 -$79 million). The purchase price of minority interests may, at our option, be paid in Subordinate Voting Shares of FirstService. While it is not our intention to acquire outstanding minority interests, this step may materially increase net earnings. On an annual basis, we estimate the impact of the acquisition of all minority interests with cash would increase interest expense by $10.0 million, increase amortization expense by $5.3 million, reduce income taxes by $4.6 million and reduce minority interest share of earnings by $16.4 million, resulting in an approximate increase to net earnings of $5.7 million, all relative to the amounts reported for the year ended March 31, 2007.

The following table summarizes our contractual obligations as at March 31, 2007:

Contractual obligations	Payments due by period
(in thousands of US$)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$230,694	$20,531	$31,150	$48,994	$130,019
Capital lease obligations	4,455	1,588	2,497	370	-
Operating leases	137,219	30,802	47,945	31,567	26,905
Unconditional purchase obligations	-	-	-	-	-
Other long-term obligations	-	-	-	-	-
Total contractual obligations	$372,368	$52,921	$81,592	$80,931	$156,924

At March 31, 2007, we had commercial commitments totaling $4.9 million comprised of letters of credit outstanding due to expire within one year. We are required to make semi-annual payments of interest on our long-term debt at a weighted average interest rate of 6.5%.

To manage our insurance costs, we take on risk in the form of high deductibles on many of our coverages. We believe this step reduces overall insurance costs in the long term, but may cause fluctuations in the short term depending on the frequency and severity of insurance incidents.

Discussion of critical accounting estimates
Critical accounting estimates are those that management deems to be most important to the portrayal of our financial condition and results of operations, and that require management’s most difficult, subjective or complex judgments, due to the need to make estimates about the effects of matters that are inherently uncertain. We have identified five critical accounting estimates: goodwill impairment testing, acquisition purchase price allocations, amortization of intangible assets, accounts receivable allowances and accounting for income taxes.

Annual goodwill impairment testing requires judgment on the part of management. Goodwill impairment testing involves making estimates concerning the fair value of reporting units and then comparing the fair value to the carrying amount of each unit. The determination of what constitutes a reporting unit requires significant management judgment. Estimates of fair value can be impacted by sudden changes in the business environment or prolonged economic downturns, and therefore require significant management judgment in their determination. A 10% decline in the fair value of each reporting unit would not result in an indication of impairment.

Acquisition purchase price allocations require use of estimates and judgment on the part of management, especially in the determination of intangible assets acquired relative to the amount that is classified as goodwill. For example, if different assumptions were used regarding the profitability and expected lives of acquired customer contracts and relationships, different amounts of intangible assets and related amortization could be reported. A 10% increase the amount allocated to intangible assets during fiscal 2007 would result in an increase to annual amortization expense of $0.4 million.

Amortization of intangible assets requires management to make estimates of useful lives and to select methods of amortization. Useful lives and methods of amortization are determined at the time assets are initially acquired, and then are reevaluated each reporting period. Significant judgment is required to determine whether events and circumstances warrant a revision to remaining periods of amortization. Changes to estimated useful lives and methods of amortization could result in increases or decreases in amortization expense. A 10% reduction to the weighted average useful life of intangible assets, other than short-lived brokerage backlog, would result in an increase to annual amortization expense of $0.5 million.

Accounts receivable allowances are determined using a combination of historical experience, current information, and management judgment. Actual collections may differ from our estimates. A 10% increase in the accounts receivable allowance would increase bad debt expense by $0.9 million.

Income taxes are calculated based on the expected treatment of transactions recorded in the consolidated financial statements. The benefits of certain net operating loss carry-forwards, which have been recognized in the financial statements, require significant management judgment regarding future realization. In determining current and deferred components of income taxes, we interpret tax legislation and make assumptions about the timing of the reversal of deferred tax assets and liabilities. If our interpretations differ from those of tax authorities or if the timing of reversals is not as anticipated, the provision for income taxes could increase or decrease in future periods.

Transactions with related parties
Please refer to note 19 to the consolidated financial statements for information regarding transactions with related parties.

Impact of recently issued accounting standards
On April 1, 2006, the Company recorded a $1.4 million after-tax charge to recognize the cumulative effect of a change in accounting principle with respect to the adoption of SFAS No. 123(R), Share Based Payment (“SFAS 123R”). Upon the adoption of SFAS 123R, the Company changed its approach to accounting for stock options issued by subsidiaries of the Company to subsidiary employees, where the employees have the ability to elect to receive cash payments upon exercise. Previously, these options were recorded as liabilities at their intrinsic value. Under SFAS 123R, these options are classified as liability-classed awards with the fair value of the option, as determined using the Black-Scholes stock option valuation method, recorded as liabilities. Also upon the adoption of SFAS 123R, the Company changed its method of measuring and recognizing compensation expense on share-based awards from recognizing forfeitures as incurred to estimating forfeitures at the date of grant.

In September 2006, the U.S. Securities and Exchange Commission (“SEC”) staff issued SEC Staff Accounting Bulletin No. 108 (“SAB 108”). SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. Traditionally, the impacts of misstatements were evaluated under either an earnings-based (“rollover”) approach or a balance sheet-based (“iron curtain”) approach. The rollover approach focuses on the impact of misstatements on the statement of earnings, including the reversing impact of prior year misstatements, but its use can lead to the accumulation of misstatements on the balance sheet. The iron curtain approach focuses on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior years’ errors on the statement of earnings. Prior to the application of SAB 108, the Company used the rollover approach for quantifying financial statement misstatements. In SAB 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the Company’s financial statements and the related financial statement disclosures. This model is commonly referred to as a “dual approach” because it requires quantification of errors under both the rollover and iron curtain approaches. We initially applied the provisions of SAB 108 in connection with our annual consolidated financial statements for the year ended March 31, 2007. The net reduction to retained earnings recorded as of April 1, 2006 to record the initial application of SAB 108 was $5.4 million.

SFAS No. 156, Accounting for Servicing of Financial Assets, an amendment of SFAS No. 140 (“SFAS 156”) was issued in March 2006. The standard amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. The standard is effective for the Company’s fiscal year commencing on April 1, 2007. SFAS 156 is not expected to have a material effect on the Company’s results of operations and financial condition as the Company does not currently retain servicing rights upon securitization of mortgages.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on accounting for derecognition, interest, penalties, accounting in interim periods, disclosure and classification of matters related to uncertainty in income taxes as well as transitional requirements upon adoption of FIN 48. The provisions of FIN 48 are effective for the Company’s fiscal year commencing on April 1, 2007. The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to opening retained earnings of the period of adoption. The Company has begun the process of evaluating the expected impact of FIN 48 on the consolidated financial statements, but is not yet in a position to assess the full impact and related disclosure.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements and is effective for the Company’s fiscal year commencing on April 1, 2008. The Company is currently evaluating the impact of the adoption of SFAS 157.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of SFAS No. 115 (“SFAS 159”). SFAS 159 permits the Company to measure certain financial instruments, assets and liabilities at fair value on an instrument-by-instrument basis under a fair value option. The Company may elect to early adopt SFAS 159 effective April 1, 2007; otherwise, the standard is effective for the Company as of April 1, 2008. The Company is currently evaluating the impact of the adoption of SFAS 159 on its financial position and results of operations.

Outstanding share data
The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company.

As of the date hereof, the Company has outstanding 28,475,794 Subordinate Voting Shares, 1,325,694 Multiple Voting Shares and no Preference Shares. In addition, as at the date hereof, 1,445,550 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plans.

Disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Management of the Company, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in the rules of the Canadian Securities Administrators (“CSA”) and the SEC) as of March 31, 2007 and concluded that such disclosure controls and procedures were effective as at March 31, 2007 and ensure that information is recorded, processed, summarized and reported with the time periods specified under Canadian and US securities laws.

Management’s annual report on internal control over financial reporting
The following report is provided by management in respect of FirstService’s internal controls over financial reporting (as defined in the rules of the CSA and SEC):

1.
Management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company. Internal controls over financial reporting are processes designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with GAAP.

2.
Management has used the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to assess the effectiveness of the Company’s internal controls over financial reporting. Management believes that the COSO framework is a suitable framework for its assessment of the Company’s internal controls over financial reporting because it is free from bias, permits reasonable consistent qualitative and quantitative measurements of FirstService’s internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of the Company’s internal controls are not omitted, and is relevant to an evaluation of internal controls over financial reporting.

3.
Management has assessed the effectiveness of the Company’s internal controls over financial reporting as at March 31, 2007, and has concluded that such internal controls over financial reporting are effective. There are no material weaknesses in FirstService’s internal controls over financial reporting that have been identified by management.

Changes in internal controls over financial reporting
There have been no changes in FirstService’s internal controls over financial reporting during the year ended March 31, 2007, that have materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

Additional information
Copies of publicly filed documents of the Company, including our Annual Information Form, can be found through the SEDAR web site at www.sedar.com.

Forward-looking statements
This management discussion and analysis report contains or incorporates by reference certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend that such forward-looking statements be subject to the safe harbors created by such legislation. Such forward-looking statements involve risks and uncertainties and include, but are not limited to, statements regarding future events and the Company’s plans, goals and objectives. Such statements are generally accompanied by words such as “intend”, “anticipate”, “believe”, “estimate”, “expect” or similar statements. Our actual results may differ materially from such statements. Factors that could result in such differences, among others, are:

• Economic conditions, especially as they relate to consumer spending.

•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Competition in the markets served by the Company.
•	Labor shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in the Canadian dollar foreign exchange rates in relation to the US dollar on the Company’s Canadian and Australian dollar denominated revenues and expenses.
•	Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.